UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Translation of registrant's name into English)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 21, 2023, Global Blue Group Holding AG (the “Company”) provided to its shareholders an invitation to the Company’s annual general meeting. The annual general meeting is expected to take place on Thursday, September 14, 2023 at 09:30 CEST at the Park Hyatt hotel at Beethovenstrasse 21, Zurich 8002, Switzerland.

Please refer to the invitation to the annual general meeting attached as Exhibit 99.1 to this Form 6-K for the full slate of directors nominated for re-election.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Nos. 333-259200, and 333-267850) and Form S-8 (No. 333-260108) of the Company and the prospectuses incorporated therein, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2023

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	Invitation to the 2023 Annual General Meeting
99.2	2023 Annual General Meeting Proxy Card
99.3	Press Release Relating to 2023 Annual General Meeting